As filed with the Securities and Exchange Commission on October 27, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

KONTRON AG
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary bearer shares of Kontron AG	20,000,000 American Depositary Shares	$5.00	$1,000,000	$126.70

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

EMM-756589_6

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-756589_6

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18
(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3. Fees and Charges	Articles 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article 11

The Company furnishes the United States Securities and Exchange Commission (the “Commission”) with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934.  These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2004, among Kontron AG, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt. - Filed herewith as Exhibit 1.

b.

Letter agreement between Kontron AG and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See  paragraph (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 26, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary bearer shares of Kontron AG.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

        David S. Stueber

        Managing Director

Pursuant to the requirements of the Securities Act of 1933, Kontron AG has caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Eching, Federal Republic of Germany on October 22, 2004.

KONTRON AG

By:  /s/ Hannes Niederhauser

       Hannes Niederhauser

       Chief Executive Officer

:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hannes Niederhauser and Charles Newcomb, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities this Registration Statement on Form F-6 and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated and on October 22, 2004.

/s/ Hannes Niederhasuer Name: Hannes Niederhasuer Chief Executive Officer (principal executive officer)	/s/ Helmut Krings Name: Helmut Krings Chairman of the Supervisory Board
/s/ Charles Newcomb Name: Charles Newcomb Chief Financial Officer (principal financial and accounting officer and authorized U.S. representative)	/s/ Dr. Jens Neiser Name: Dr. Jens Neiser Vice Chairman
/s/ Hugh Nevin Name: Hugh Nevin Member	/s/ Georg Farber Name: Georg Farber Member
/s/ David Malmberg Name: David Malmberg Member	/s/ Pierre McMaster Name: Pierre McMaster Member

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2004, among Kontron AG, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement between Kontron AG and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.